Exhibit 99.9

PRESS RELEASE

Mozambique LNG: TotalEnergies welcomes the launch of
official investigations in Mozambique

Paris, March 26, 2024 – Following allegations of human rights abuses raised by media outlets in 2024 that would have been committed by members of Mozambique’s Defence and Security Forces in the Afungi Peninsula in the Cabo Delgado province around the summer of 2021, Mozambique LNG (TotalEnergies 26.5%) has asked in November 2024 the Mozambican authorities to open a formal investigation into such allegations, in order to ascertain what happened.

On the occasion of his meetings end of January with the new authorities of Mozambique, notably the President Daniel Chapo, Patrick Pouyanné, CEO of TotalEnergies, stressed the importance of such an investigation being conducted in accordance with the rule of law and sovereignty of the Mozambican state.

TotalEnergies welcomes the announcement made on 4 March 2025 by the Attorney General of Mozambique who confirmed that a criminal investigation had been opened into these allegations. Mozambique LNG will fully cooperate with the authorities in this respect.

In addition, TotalEnergies has also requested the intervention of the Mozambican Commission on Human Rights (CNDH) to conduct its own investigation into these allegations. We are pleased that the CNDH confirmed on 25 March 2025 that it will carry out its own assessment of all relevant information to ensure that the facts are duly ascertained and that the rights of the parties involved are fully respected. In particular, the CNDH has stated that it will follow the investigation launched by the Mozambican judicial authorities to ensure that it is conducted in a transparent, fair and impartial manner.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

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